EXHIBIT 99.18
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MANAGEMENT'S DISCUSSION & ANALYSIS

The following Management's Discussion and Analysis ("MD&A"), dated as of May 11, 2005, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or the "Fund") for the three months ended March 31, 2005 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2004. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions to Unitholders for the three months ended March 31, 2005 were $0.84 per Unit, or $46.3 million, an increase of 22% over the $0.69 per Unit, or $26.3 million, paid for the three months ended March 31, 2004. The first quarter 2005 distributions were comprised of $0.28 per month for each of January, February, and March. The amount distributed for the quarter represents 102% of total funds from operations during the period, compared to 88% in the first quarter of 2004. Since inception, the Fund has distributed $316.4 million or $9.55 per Unit which represents a total payout ratio of 93%.


     Cash distributions to Unitholders were paid as follows:
     Period ended          Record date          Payment date              Distribution          Distribution per Unit
--------------------------------------------------------------------------------------------------------------------
     Jan. 31, 2005         Jan. 31, 2005        Feb. 15, 2005              $  14,370                  $   0.28
     Feb. 28, 2005         Feb. 28, 2005        Mar. 15, 2005                 15,945                      0.28
     Mar. 31, 2005         Mar. 31, 2005        Apr. 15, 2005                 16,024                      0.28
--------------------------------------------------------------------------------------------------------------------
                                                                           $  46,339                  $   0.84
--------------------------------------------------------------------------------------------------------------------

PRODUCTION

Natural gas production for the three months ended March 31, 2005 averaged 86.4 mmcf/d, an increase of 14% over the 75.6 mmcf/d produced during the same period of 2004. The growth in gas production over 2004 was the result of the property acquisition from Anadarko Canada Corporation on September 15, 2004 and the acquisition of Defiant Energy Corporation on December 21, 2004. In addition, successful drilling at Medicine Hat, Bantry and Shouldice areas of Alberta assisted the Fund in replacing natural production declines that have occurred.

Crude oil and natural gas liquids ("NGLs") production for the three months ended March 31, 2005 averaged 6,892 bbls/d, an increase of 143% as compared with 2,841 bbls/d produced in the first quarter of 2004. The significant increase in liquids production was primarily the result of the acquisition of the Anadarko assets and production additions as a result of the ongoing success of the Fund's drilling program at Nevis, Alberta.

COMMODITY PRICES & MARKETING

NATURAL GAS

Natural gas prices for the three months ended March 31, 2005 averaged $6.52/mcf ($6.47/mcf including hedging), compared to $6.28/mcf ($6.28/mcf including hedging) for the three months ended March 31, 2004. For the three months ended March 31, 2005 AECO daily prices averaged $6.88/mcf as compared to $6.36/mcf for the first quarter of 2004. Advantage's natural gas hedging program resulted in losses of $0.3 million during the first quarter of 2005 or $0.05/mcf. Advantage did not have any natural gas hedges in place for the same period of 2004. For 2005 the Fund has currently hedged 56.9 mmcf/d for the period April 1 to October 31 at a variety of prices through both fixed price contracts and price collars. Natural gas prices continue to remain relatively stable and strong despite a mild winter resulting in high North American storage levels. Advantage continues to believe that the long term pricing fundamentals for natural gas remain strong, as evidenced by the high price hedges entered for the summer. These fundamentals include (i) the continued strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) continued tightness in supply that has resulted from increased demand and the decline in North American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico all of which have an impact on the delicate supply/demand balance that exists.

CRUDE OIL

Crude oil and NGLs prices averaged $53.02/bbl for the three months ended March 31, 2005, a 30% increase as compared with $40.93/bbl for the same period of 2004. The Fund had no crude oil hedges in place during these periods. However, the Fund has currently hedged 3,500 bbls/d for the period April 1 to October 31 at a variety of prices through both fixed price contracts and price collars. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and Canadian/US exchange rate. The price of WTI fluctuates based on worldwide supply and demand fundamentals. Crude oil prices continue to be strong with many factors affecting the continued strength including (i) supply management by the OPEC cartel, (ii) ongoing civil unrest in the Middle East, Venezuela and Nigeria, (iii) increased world wide demand, particularly in China and India and
(iv) North American refinery capacity and constraints. The price of WTI averaged $US49.90/bbl during the first quarter of 2005 compared to $US35.15/bbl in 2004. Partially offsetting the strength of WTI oil prices has been the strength of the Canadian dollar relative to the U.S. dollar.

HEDGING

As at March 31, 2005 the Fund has the following hedges in place:

     Description of Hedge                     Term                         Volume                      Average Price
--------------------------------------------------------------------------------------------------------------------

     NATURAL GAS - AECO
         Fixed price                  April to October 2005             34,123 mcf/d                   Cdn$7.45/mcf
         Collar                       April to October 2005             11,374 mcf/d            Floor  Cdn$6.86/mcf
                                                                                              Ceiling  Cdn$8.18/mcf
         Collar                       April to October 2005             11,374 mcf/d            Floor  Cdn$7.02/mcf
                                                                                              Ceiling  Cdn$8.02/mcf
     CRUDE OIL - WTI
         Fixed price                 April to September 2005            1,750 bbls/d                   US$52.11/bbl
         Collar                       April to October 2005             1,750 bbls/d            Floor  US$47.00/bbl
                                                                                              Ceiling  US$56.75/bbl

At March 31, 2005, the mark-to-market valuation of Advantage's outstanding hedges was a loss of $11.3 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. The Fund continues to monitor the commodity markets with a view to provide cash flow stability.

ROYALTIES

Total royalties amounted to $16.4 million for the three months ended March 31, 2005 or 19.6% of pre-hedged revenue compared with $10.6 million or 19.6% of pre-hedged revenue for same period of 2004. Total royalties are significantly higher as a result of higher revenues from increased commodity prices and production.

OPERATING COSTS

Operating costs for the first quarter of 2005 amounted to $13.0 million or $6.80/boe compared with $8.3 million or $5.92/boe for the three months ended March 31, 2004. The increase in operating cost amounts reflects the 38% increase in overall production. Higher per boe operating costs are partially due to the higher costs associated with the properties acquired from Anadarko and the properties from the Defiant acquisition. In addition, operating costs have steadily increased over the past several years due to higher power costs and higher field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative ("G&A") expense for the three months ended March 31, 2005 amounted to $1.5 million or $0.76/boe compared with $0.8 million or $0.60/boe for the three months ended March 31, 2004. G&A expense increased due to higher staff levels that resulted from the growth of the Fund from production additions and acquisitions.

Management fees for the three months ended March 31, 2005 amounted to $0.8 million compared to $0.5 million for the first quarter of 2004. On a boe basis, management fees were $0.42/boe compared to $0.37/boe in 2004. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses. The 14% increase in management fees on a boe basis is primarily due to the increased operating netback per boe production.

The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the weighted average number of Trust Units outstanding during the year) to determine the performance fee. For the three months ending March 31, 2005 no performance fee incentive has been accrued given that the total annual return of the Fund is currently less than the 8% threshold. The Manager does not receive any form of compensation in respect of acquisition or divestiture fees nor is there any form of stock option plan for the Manager or the employees of Advantage.

INTEREST

Interest expense on bank debt for the first quarter of 2005 amounted to $2.6 million compared to the $1.3 million for the same period of 2004. Average debt levels were higher during the three months ended March 31, 2005 but were offset by lower interest rates. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

INTEREST AND ACCRETION ON CONVERTIBLE DEBENTURES

Interest and accretion on convertible debentures was $3.4 million for the three months ended March 31, 2005 as compared to $2.5 million for the first quarter of 2004. Interest and accretion expense increased primarily due to the issuance of $75 million 7.75% and $50 million 7.5% convertible debentures in September 2004 to partially finance the Anadarko asset acquisition. The increased interest from the additional debentures is partially offset by a general reduction of the other outstanding debenture balances resulting from holders exercising the conversion option. Accretion expense for the quarter ended March 31, 2005 was $0.5 million compared to $0.4 million for the three months ended March 31, 2004.

CASH NETBACKS

                                                             Three months ended                   Three months ended
                                                               March 31, 2005                       March 31, 2004
                                                             ($000)     (per boe)                ($000)      (per boe)
---------------------------------------------------------------------------------------------------------------------
     Revenue                                              $  83,551     $  43.62                $ 53,836     $ 38.29
     Hedging                                                   (342)       (0.18)                      -        -
     Royalties                                              (16,365)       (8.54)                (10,552)      (7.51)
     Operating costs                                        (13,030)       (6.80)                 (8,320)      (5.92)
---------------------------------------------------------------------------------------------------------------------

     Operating                                            $  53,814     $  28.10                $ 34,964     $ 24.86
     General and administrative                              (1,463)       (0.76)                   (846)      (0.60)
     Management fees                                           (807)       (0.42)                   (525)      (0.37)
     Interest expense                                        (2,609)       (1.36)                 (1,278)      (0.91)
     Interest on convertible debentures                      (2,850)       (1.49)                 (2,100)      (1.49)
     Taxes                                                     (730)       (0.38)                   (315)      (0.22)
---------------------------------------------------------------------------------------------------------------------

     FUNDS FROM OPERATIONS                                 $ 45,355      $ 23.69                $ 29,900     $  21.27
---------------------------------------------------------------------------------------------------------------------

DEPLETION, DEPRECIATION AND ACCRETION
Depletion and depreciation of property and equipment is provided on the unit of production method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision for three months ended March 31, 2005 increased to $34.8 million from $20.3 million for the same period of 2004. The increased provision is the result of higher production volumes and a higher per boe rate. The DD&A rate for the first quarter of 2005 was $18.15/boe compared with $14.24/boe in 2004.

TAXES

Current taxes paid or payable for the three months ended March 31, 2005 primarily represents capital tax and amounted to $0.7 million, compared to $0.3 million expensed in the first three months of 2004. Capital taxes are based on debt and equity levels of the Fund at the end of the year and have increased due to Advantage's significant growth. As a result of new legislation, capital taxes are to be gradually eliminated over the next several years.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the three months ended March 31, 2005, the Fund recognized an income tax recovery of $5.1 million compared to a $7.8 million recovery for the first quarter of 2004.

In the Fund's structure, payments are made between the operating company and the Fund transferring both income and future income tax liability to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at March 31, 2005 the operating company had a future income tax liability balance of $107.2 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.

CONTRACTUAL OBLIGATIONS AND COMMITTMENTS

The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. In May 2005, Advantage repaid two capital lease obligations for $6.8 million that were assumed from the acquisition of Defiant Energy Corporation in 2004. As a result of this repayment, these two capital leases have been included as a 2005 commitment. The following is a summary of the Fund's remaining contractual obligations and commitments:

                                                                 Payments due by period
     ($millions)                       Total             2005             2006              2007             2008
------------------------------------------------------------------------------------------------------------------

     Building lease                    $   4.2          $  1.0           $   1.4           $  1.3           $   0.5
     Capital lease                     $   9.2          $  7.4           $   0.4           $  1.4               -
     Pipeline/transportation           $   4.3          $  1.9           $   1.8           $  0.5           $   0.1
------------------------------------------------------------------------------------------------------------------
     Total contractual obligations     $  17.7          $ 10.3           $   3.6           $  3.2           $   0.6
------------------------------------------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

On February 9, 2005 Advantage issued 5,250,000 Advantage Trust Units at $21.65 per Unit for gross proceeds of $113.7 million, $107.7 million net of related issuance costs. The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant Energy Corporation, for 2005 capital expenditures and for general corporate purposes. As at March 31, 2005 the Fund had 57.2 million Trust Units outstanding.

As at May 11, 2005, Advantage has 57.3 million Trust Units and 157,695 Exchangeable Shares issued and outstanding. The exchange ratio of the Exchangeable Shares adjusts each month on the distribution payment date and the number of Trust Units ultimately issuable will increase over time. The Exchangeable Shares are currently exchangeable for the issuance of 166,013 Trust Units. The Fund also had $144.0 million convertible debentures outstanding at May 11, 2005 that can be converted to 7.3 million Trust Units.

At March 31, 2005 Advantage had bank debt outstanding of $196.4 million. Advantage has an agreement with a syndicate of four Canadian chartered banks and finalized the renewal of the facility in May 2005. The agreement provides for a $335 million facility consisting of a $325 million extendible revolving loan facility and a $10 million operating loan facility, both of which are due for renewal in May 2006. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. Given amendments to the repayment terms, the debt has now been classified as a long-term liability on the consolidated balance sheet. At March 31, 2005 Advantage also had a working capital deficiency of $43.4 million.

For the three month period ended March 31, 2005, the Fund spent $32.7 million on capital expenditures. Approximately $22.5 million was expended on drilling and completion operations where the Fund drilled a total of 18.3 net (27 gross) wells. Seven wells were drilled and completed at Nevis, Alberta with an additional four wells completed and tied in from the Q4 2004 drilling program. Approximately $7.1 million was expended during the quarter on facilities and equipping primarily related to additional compression added to the Fund's natural gas properties. The remaining $3.1 million of capital was expended on recompletions primarily at the Fund's Open Lake property.



     SOURCES AND USES OF FUNDS ($ THOUSANDS)
                                                                  Three months ended
                                                                    March 31, 2005
-------------------------------------------------------------------------------------
     Sources of funds
        Funds from operations                                          $   45,355
        Units issued, net of costs                                        107,701
        Property dispositions                                                  34
-------------------------------------------------------------------------------------

                                                                       $  153,090
-------------------------------------------------------------------------------------

     Uses of funds
        Capital expenditures                                           $   32,715
        Asset retirement expenditures                                         407
        Purchase adjustment of Defiant acquisition                            484
        Property acquisitions                                                  28
        Distributions paid to Unitholders                                  42,734
        Decrease in bank debt                                              70,692
        Increase in working capital and other                               6,030
-------------------------------------------------------------------------------------

                                                                       $  153,090
-------------------------------------------------------------------------------------

QUARTERLY PERFORMANCE

     ($ thousands, except per Unit amounts)
                                       2005                      2004                                 2003
                                        Q1        Q4         Q3        Q2         Q1         Q4        Q3         Q2
--------------------------------------------------------------------------------------------------------------------------

     Net revenues                   $  55,778  $  68,521  $ 48,255  $  44,436  $ 32,227  $  36,074  $ 34,483  $33,144
     Net income (loss)
       (restated - note 1)          $   4,073  $   4,855  $  4,965  $   9,770  $  4,448  $ (3,527)  $  8,386  $19,612
     Net income (loss) per Unit, basic      $0.07      $0.11     $0.12      $0.25     $0.12      $(0.11)   $0.27    $
     0.66
     Net income (loss) per Unit, diluted    $0.07      $0.11    $ 0.12      $0.25     $0.12      $(0.11)   $0.27    $
     0.64

The table above highlights the Fund's performance for the first quarter of 2005 and also for the preceding seven quarters. Net revenues are primarily impacted by commodity prices, production volumes and royalties. Significant increases in net revenues occurred in the second quarter of 2004 through the first quarter of 2005 due to considerably higher crude oil prices and the acquisition of the Anadarko assets in September 2004.

FINANCIAL REPORTING UPDATE

During the first quarter of 2005 there were a few changes to financial reporting requirements. The changes that will impact Advantage are noted below.

FINANCIAL INSTRUMENTS - PRESENTATION AND DISCLOSURE

Effective January 1, 2005, the Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments - Presentation and Disclosure" as issued by the Canadian Institute of Chartered Accountants. The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity. Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities. Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statement of Income.

EXCHANGEABLE SHARES

The Canadian Institute of Chartered Accountants issued EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts" in January 2005. The EIC detailed the conditions under which exchangeable shares are classified as a component of equity. Exchangeable shares that do not satisfy the given criteria are shown as non-controlling interest. The Fund's interpretation is that the exchangeable shares issued complies with the established criteria and is presented as a component of unitholders' equity. In March 2005, the Emerging Issues Committee amended EIC-151 which will be effective for periods ending on June 30, 2005. The revised standard will result in the Fund reclassifying exchangeable shares from equity to non-controlling interest given that the exchangeable shares are transferable, although not publicly traded. A corresponding expense is recorded that reflects the earnings attributable to the non-controlling interest. As exchangeable shares are converted to Trust Units, the non-controlling interest on the balance sheet is reclassified to unitholders' capital. The Fund will retroactively implement the revised standard for the interim period ended June 30, 2005.

NON-GAAP MEASURES
Funds from operations and per Unit and payout ratio are not recognized measures under the Canadian generally accepted accounting principles ("GAAP"). Management believes that funds from operations and payout ratio are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.




May 11, 2005